Exhibit 4.4(c)

Execution Version

SECOND AMENDMENT TO WARRANT AGREEMENT

THIS SECOND AMENDMENT (this “Amendment”), dated as of May 31, 2019, to the Warrant Agreement to Purchase Shares of Preferred Stock of Intuity Medical, Inc., originally dated as of December 29, 2017, as amended by the First Amendment to Warrant Agreement, dated as of December 27, 2018 (as amended, the “Warrant Agreement”), is made by and between INTUITY MEDICAL, INC., a Delaware corporation (the “Company”), and HERCULES CAPITAL, INC., a Maryland corporation (the “Warrantholder”).

A. The Company and the Warrantholder desire to further amend the Warrant Agreement as set forth herein, such modifications to be effective as of the date hereof.

B. The Warrant may be amended pursuant to Section 12(h) thereof by the written agreement of the Company and the Warrantholder, each of which is a party to this Amendment.

AGREEMENT

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendments to the Warrant Agreement. The Company and Warrantholder hereby agree to the following amendments to the Warrant Agreement.

(A) The definition of “Equity Round” is hereby amended and restated in its entirety to read as follows:

““Equity Round” means any non-public offering of equity securities by the Company, completed after the Effective Date but prior to the consummation of an Initial Public Offering, in a transaction or series of related transactions principally for equity raising purposes in which the cash proceeds are received by the Company and/or debt of the Company is cancelled or converted in exchange for equity securities of the Company.”

(B) The definition of “Exercise Price” is hereby amended and restated in its entirety to read as follows:

““Exercise Price” means (a) if Preferred Stock means the Series 5 Preferred Stock, $0.38 per share, or (b) if Preferred Stock means Next Round Stock, the lowest cash price per share of Next Round Stock paid by investors in the Next Round, in each case subject to adjustment pursuant to the applicable provisions of this Warrant Agreement.”

(C) The definition of “Next Round” is hereby amended and restated in its entirety to read as follows:

““Next Round” means the next Equity Round after May 31, 2019 in which the Company issues and sells shares of its preferred stock and any options, warrants, rights or other securities that are exercisable, convertible or exchangeable into, or otherwise provide the right to purchase or acquire shares of preferred stock of the Company, and that results in aggregate gross cash proceeds of at least $10,000,000 (excluding proceeds from the conversion of any notes or other convertible securities) and the use of such proceeds is primarily for general working capital purposes; provided, however, a Next Round shall not include the issuance and sale by the Company of Convertible Notes in the Second Tranche Closing (as such terms are defined in that certain Series 5 Preferred Stock, Warrant and Convertible Note Purchase Agreement, made as of May 2, 2019, by and among the Company and the investors party thereto (the “Series 5 Purchase Agreement”)), pursuant to the Series 5 Purchase Agreement, as such Convertible Notes may be amended, modified, supplemented or amended and restated from time to time.”

(D) The definition of “Preferred Stock” is hereby amended and restated in its entirety to read as follows:

““Preferred Stock” means, at the election of the Warrantholder, (a) the Series 5 Preferred Stock or (b) following the closing of the Next Round, the class and series of the preferred stock of the Company and any options, warrants, rights or other securities that are exercisable, convertible or exchangeable into, or otherwise provide the right to purchase or acquire shares of preferred stock issued in the Next Round (such equity securities, the “Next Round Stock”), and (c) any other stock into or for which the Preferred Stock may be converted or exchanged.”

(E) The definition of “Warrant Coverage” is hereby amended and restated in its entirety to read as follows:

““Warrant Coverage” means $296,250.”

(F) The following definition of “Series 5 Preferred Stock” is hereby added to Section 1 of the Warrant Agreement in its proper alphabetical order:

““Series 5 Preferred Stock” means the Series 5 Convertible Participating Preferred Stock, $0.001 par value per share, of the Company.

2. Effect on Warrant Agreement. Except as specifically amended hereby, the Warrant Agreement shall continue to be in full force and effect and is hereby in all respects ratified and confirmed. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the Warrantholder under the Warrant Agreement, and it does not constitute a waiver of any provision of the Warrant Agreement.

3. Capitalized Terms. Capitalized terms that are not otherwise defined in this Amendment, but that are used herein (including as may be used in the Recitals), shall have the respective meanings given to them in the Warrant Agreement.

4. Governing Law. This Amendment shall be governed by, and construed in accordance with, the law of the State of California.

5. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by facsimile,.pdf or other electronic imaging means of an executed counterpart of a signature page to this Amendment shall be effective as delivery of an original executed counterpart of this Amendment. The Warrantholder may also require that any such documents and signatures delivered by facsimile,.pdf or other electronic imaging means be confirmed by a manually signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature delivered by facsimile,.pdf or other electronic imaging means.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment to Warrant Agreement as of the date first set forth above.

Company:

INTUITY MEDICAL, INC.

By:	/s/ Emory V. Anderson
Name: Emory V. Anderson
Title: President and Chief Executive Officer

Warrantholder:

HERCULES CAPITAL, INC.

By:	/s/ Jennifer Choe
Name: Jennifer Choe
Title: Assistant General Counsel